FOR IMMEDIATE RELEASE:	January 28, 2010	PR10-01

Atna Resources Provides Update on Exploration and Venture Projects

Golden, CO - Atna Resources Ltd. (“Atna” or the “Company”) (TSX:ATN) is pleased to provide an update on the status of its joint venture and optioned exploration projects.

Pinson Project, Nevada

Atna has acquired a 30 percent interest in a five percent (net 1.5 percent) net smelter return royalty pertaining to approximately four sections of land within the area of interest of the Pinson Mine Project. This interest was acquired from Barrick Turquoise Ridge Inc., a subsidiary of Barrick Gold. One of these sections contains gold resources previously announced by Atna. The Pinson project is a joint venture between Pinson Mining Company (“PMC”), a subsidiary of Barrick Gold, with PMC owning a 70 percent interest, and Atna who owns a 30 percent interest. PMC is the operator of the venture. Barrick acquired the royalty in its merger of Placer Dome in 2006 and this royalty interest was covered under the area of mutual interest clause within the Pinson Mining Venture Agreement.

The 2010 budget for the Pinson project includes ongoing underground pumping and maintenance operations. PMC is considering its strategic options for its interest in the Pinson project.

Adelaide and Tuscarora Gold Projects, Nevada

In February 2008, Atna signed an Option Agreement with Golden Predator Royalty & Development Corporation (“GP”) on Atna’s Adelaide and Tuscarora properties, located in Humboldt and Elko counties, Nevada. Under this Agreement, GP assumed the various obligations of Atna at the properties under an underlying Mineral Lease, Sublease and Agreement with various subsidiaries of Newmont Gold. GP is entitled to earn up to a 100 percent interest in the projects from Atna subject to spending requirements, certain progress payments, a pre-production payment, and royalties in production following development. Atna will receive 294,644 shares of GP as its year end 2009 option payment on these properties.

In August 2009, GP completed an NI 43-101compliant technical report on the Adelaide project. The technical report summarized all past exploration, including successful exploration results from the company’s 2008-2009 drilling program, where several +1.0 ounce/ton gold intercepts were intersected. Potential for high grade, bonanza vein-style system was demonstrated in the drilling. A work plan was recommended consisting of detailed mapping, compilation work, reverse circulation and diamond drilling, and three dimensional modeling.

In December 2009, GP reported that it had completed a 13 hole reverse circulation drill program totaling 2,240 meters of drilling.  Significant mineralization was encountered in this recent drilling highlighted by 21.7 gram per tonne (“gpt”) gold across a true vein width of 7.1 meters, including 31.6 gpt gold across a true vein width of 4.3 meters.

Clover Gold Project, Nevada

At the Clover project, Yamana Gold is completing permits with the Bureau of Land Management (“BLM”) to allow a third round of drilling. Yamana anticipates the BLM will grant the permits before the end of the second quarter of 2010 and drilling is to commence shortly thereafter. Yamana’s plan of operations includes 125 acres of new disturbance at the project. Work will be carried out in stages and be driven by drill results, which are estimated to utilize 14 acres of the permitted disturbance (roads and pad construction). Planned work in 2010 includes drilling to extend and in-fill gold mineralization in the Clover Hill area and an initial round of drilling on the Saddle Target in the northern portion of the property where seven new drill sites are planned.

The Clover prospect is a low-sulfidation, vein-hosted, epithermal gold prospect located adjacent to the Midas Trough within the Northern Nevada Rift. Clover’s geologic setting is similar to Newmont Mining’s Ken Snyder (Midas) mine 8 miles to the east.

Yamana has advised Atna that its final payment in the amount of US$250,000 is in process and should be received by Atna shortly. This will complete all cash payments to Atna required under the terms of the earn-in agreement (US$500,000); however Yamana must complete the remaining portion of the work requirements prior to vesting. To date, Yamana has expended approximately US$1.3 million of the required US$3.3 million in exploration expenditures. Over the course of the next 18 to 24 months, dependent upon when permits are received, Yamana must spend an additional US$2.0 million in exploration expenditures to complete the expenditure requirement and to earn a 51 percent venture interest in the project. Upon completion of these initial vesting requirements, Yamana may elect to earn an additional 19 percent interest in the project (70 percent total) by taking the project through prefeasibility within 30 months of making the election to increase its interest. Should Yamana earn an interest in the project, Atna will retain either a 49 percent or 30 percent interest.

Sand Creek Uranium Joint Venture, Wyoming

During 2009, Atna’s partner in the Sand Creek joint venture, Uranium One (TSX:UUU), completed 24 drill holes to an average depth of 755 feet totaling 18,074 feet of drilling. Ten of the twenty-four holes drilled encountered encouraging uranium intercepts of greater than 0.25 GT (%U3O8 x feet thickness) with a highlight of 6 feet at 0.11% U3O8.  The drilling program was designed to test the step-out and in-fill potential of the project’s roll front-style uranium mineralization.

The Sand Creek uranium joint venture interest area, located south east of Douglas Wyoming, was identified by a subsidiary of Atna and its former joint venture partners during a uranium exploration effort in the early 1980s.  Under various Agreements a subsidiary of Uranium One Inc. may spend up to US$1.6 million before December 31, 2012 to increase its interest in the Sand Creek Joint Venture from 30 percent to 51 percent. Atna’s equity position may decrease from 70 percent to 49 percent, should Uranium One meet this commitment. Atna will be carried at no expense while Uranium One spends the funds to increase its interest. If Uranium One does not earn up to a 50 percent position, then Atna would be entitled to assume the role of operator in the project.

Subsidiaries of Atna had previously drilled 88 holes for approximately 69,000 feet in 1981 and 1982, discovering several zones of uranium mineralization in the Sand Creek JV area. In 2006 and 2007, drilling was conducted in the western portion of the Sand Creek JV area.  Thirty holes totaling 22,095 feet clearly demonstrated the presence of “roll front” style uranium mineralization with a number of drill holes intercepting significant uranium grades. Uranium mineralization in the area is hosted in sandstones of the White River Formation, which is composed of sandstones, conglomerates, and red to green siltstones and claystones. The sandstones are lenticular in nature and average from five to 20 feet in thickness and occasionally range up to 45-feet thick. The White River Formation is being mined for uranium using In-situ Recovery methods at the Crowe Butte mine in Nebraska.

Cecil R Gold Project, California

Atna has retained Chlumsky, Armbrust and Meyer of Lakewood, Colorado to complete an NI 43-101 compliant technical report for the Cecil R gold project located four miles from the Briggs Mine in California.  Preliminary database assembly and geologic modeling has been completed for the project.  Results from this study are expected to be announced in the first quarter of 2010.

This press release was prepared under the supervision and review of William Stanley, V.P. Exploration of Atna, a Licensed Geologist, and Qualified Person with the ability and authority to verify the authenticity and validity of information contained within this news release. Analytical results quoted in this press release may not have been independently verified by Atna and Atna is relying upon information provided or released by its partners.

For additional information on Atna, its mining, development and exploration projects, please visit our website at www.atna.com.

This press release contains certain “forward-looking statements,” as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation. Forward-looking statements are statements that are not historical fact.  They are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: the Company might encounter problems such as the significant depreciation of metals prices; accidents and other risks associated with mining exploration and development operations; the risk that the Company will encounter unanticipated geological factors, the Company’s need for and ability to obtain additional financing; the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration programs; and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s 2008 Form 20-F dated March 31, 2009.

Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this report, such as "measured," "indicated," "inferred," and "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to closely consider the disclosure in our Form 20-F which may be obtained from us or found on http://www.sec.gov/edgar.shtml

FOR FURTHER INFORMATION, CONTACT:

James Hesketh, President and CEO - (303) 278-8464
Valerie Kimball, Investor Relations - toll free (877) 692-8182
www.atna.com